UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 7)*


                                 Castelle
                                 --------
                             (Name of Issuer)

                        Common Stock, no par value
                        --------------------------
                      (Title of Class of Securities)

                                147905-10-3
                                -----------
                              (CUSIP Number)

                             December 31, 2004
                             -----------------
          (Date of Event Which Requires Filing of This Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [x]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 147905-10-3          SCHEDULE 13G                  Page 2 of 10


 1    Name Of Reporting Person                        H&Q LONDON VENTURES

      IRS Identification No. Of Above Person                   94-2966540

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]
                                                                  (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                        England

                    5    Sole Voting Power                            -0-
   NUMBER OF
    SHARES          6    Shared Voting Power                      314,410
  BENEFICIALLY
 OWNED BY EACH      7    Sole Dispositive Power                       -0-
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                 314,410

 9    Aggregate Amount Beneficially Owned By Each Reporting
        Person                                                    314,410

 10   Check Box If The Aggregate Amount In Row (9) Excludes
        Certain Shares*                                               [ ]

 11   Percent Of Class Represented By Amount In Row 9                8.3%

 12   Type Of Reporting Person*                                        PN


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CUSIP No. 147905-10-3          SCHEDULE 13G                  Page 3 of 10


 1    Name Of Reporting Person        HAMBRECHT & QUIST VENTURES PARTNERS

      IRS Identification No. Of Above Person                   94-2949080

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]
                                                                  (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

                    5    Sole Voting Power                            -0-
   NUMBER OF
    SHARES          6    Shared Voting Power                      314,410
  BENEFICIALLY
 OWNED BY EACH      7    Sole Dispositive Power                       -0-
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                 314,410

 9    Aggregate Amount Beneficially Owned By Each Reporting
        Person                                                    314,410

 10   Check Box If The Aggregate Amount In Row (9) Excludes
        Certain Shares*                                               [ ]

 11   Percent Of Class Represented By Amount In Row 9                8.3%

 12   Type Of Reporting Person*                                        PN


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CUSIP No. 147905-10-3          SCHEDULE 13G                  Page 4 of 10


 1    Name Of Reporting Person                  H&Q VENTURE PARTNERS, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]
                                                                  (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

                    5    Sole Voting Power                            -0-
   NUMBER OF
    SHARES          6    Shared Voting Power                      314,410
  BENEFICIALLY
 OWNED BY EACH      7    Sole Dispositive Power                       -0-
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                 314,410

 9    Aggregate Amount Beneficially Owned By Each Reporting
        Person                                                    314,410

 10   Check Box If The Aggregate Amount In Row (9) Excludes
        Certain Shares*                                               [ ]

 11   Percent Of Class Represented By Amount In Row 9                8.3%

 12   Type Of Reporting Person*                                        00


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CUSIP No. 147905-10-3          SCHEDULE 13G                  Page 5 of 10


 1    Name Of Reporting Person               HAMBRECHT & QUIST CALIFORNIA

      IRS Identification No. Of Above Person                   94-2856927

 2    Check The Appropriate Box If A Member Of A Group            (a) [ ]
                                                                  (b) [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                     California

                    5    Sole Voting Power                            -0-
   NUMBER OF
    SHARES          6    Shared Voting Power                      314,410
  BENEFICIALLY
 OWNED BY EACH      7    Sole Dispositive Power                       -0-
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                 314,410

 9    Aggregate Amount Beneficially Owned By Each Reporting
        Person                                                    314,410

 10   Check Box If The Aggregate Amount In Row (9) Excludes
        Certain Shares*                                               [ ]

 11   Percent Of Class Represented By Amount In Row 9                8.3%

 12   Type Of Reporting Person*                                        CO


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CUSIP No. 147905-10-3          SCHEDULE 13G                  Page 6 of 10


Item 1(a).  Name of Issuer.

          Castelle (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

          855 Jarvis Boulevard, Suite 100, Morgan Hill, CA 95037.

Item 2(a).  Names of Persons Filing.

          Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none, Residence.

          The address of each reporting person is 560 Mission Street, 10th Floor, San Francisco, California 94105.

Item 2(c).  Citizenship.

          Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

          Common Stock, no par value ("Common Stock").

Item 2(e).  CUSIP Number.

          147905-10-3

Item 3.   Type of Reporting Person.

          Not applicable.

Item 4.   Ownership.

          Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting person by the Issuer, there were 3,799,047 shares of Common Stock issued and outstanding as of December 31, 2004. As of December 31, 2004, the reporting persons owned the following shares of Common Stock:

                                                  Common Stock
        Person                                   Directly Owned
        ------                                   --------------
        H&Q London Ventures                          223,992

        Hambrecht & Quist Venture Partners            28,164

        Hambrecht & Quist California                  62,254
                                                     -------
        TOTAL                                        314,410
                                                     =======

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CUSIP No. 147905-10-3          SCHEDULE 13G                  Page 7 of 10


          Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person. H&Q Holdings, Inc., may be deemed the beneficial owner of certain shares held by Hambrecht & Quist California because of a Participation Agreement dated as of October 1, 2000, between those two entities. Hambrecht & Quist California is an indirect wholly owned subsidiary of JPMorgan Chase & Co. Inc. which may be deemed to beneficially own any securities held by Hambrecht & Quist California.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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CUSIP No. 147905-10-3          SCHEDULE 13G                  Page 8 of 10


                                 Signature
                                 ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 11, 2005.

H&Q LONDON VENTURES                    HAMBRECHT & QUIST CALIFORNIA


By: /s/ Jackie A. Berterretche         By: /s/ Steven N. Machtinger
    --------------------------             ------------------------
    Jackie A. Berterretche                 Steven N. Machtinger
    Attorney-in-Fact                       General Counsel


HAMBRECHT & QUIST VENTURE PARTNERS


By: /s/ Jackie A. Berterretche
    --------------------------
    Jackie A. Berterretche
    Attorney-in-Fact


H&Q VENTURES PARTNERS, LLC


By: /s/ William D. Easterbrook
    --------------------------
    William D. Easterbrook
    Member-Manager


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CUSIP No. 147905-10-3          SCHEDULE 13G                  Page 9 of 10


                               EXHIBIT INDEX



Exhibit A                Joint Filing Undertaking            Page 10


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CUSIP No. 147905-10-3          SCHEDULE 13G                  Page 10 of 10


                         JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.


DATED:  February 11, 2005.

H&Q LONDON VENTURES                    HAMBRECHT & QUIST CALIFORNIA


By: /s/ Jackie A. Berterretche         By: /s/ Steven N. Machtinger
    --------------------------             ------------------------
    Jackie A. Berterretche                 Steven N. Machtinger
    Attorney-in-Fact                       General Counsel


HAMBRECHT & QUIST VENTURE PARTNERS


By: /s/ Jackie A. Berterretche
    --------------------------
    Jackie A. Berterretche
    Attorney-in-Fact


H&Q VENTURES PARTNERS, LLC


By: /s/ William D. Easterbrook
    --------------------------
    William D. Easterbrook
    Member-Manager